Exhibit 21

SUBSIDIARIES	INCORPORATED JURISDICTION

Celadon E-Commerce, Inc.	DE

Celadon Logistics, Inc.	DE

Celadon Mexicana, S.A. de C.V.	Mexico

Celadon Trucking Services, Inc. d/b/a Zipp Logistics	NJ

Celadon Trucking Services of Indiana, Inc.	IN

Celadon Canada, Inc.	Ontario, Canada

RIL Acquisition Corp.	DE

Servicios de Transportacion Jaguar, S.A de C.V.	Mexico

TruckersB2B, Inc.	DE

Zipp Realty LLC	IN

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